SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 --------------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G
                                 Amendment No. 1

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       GOL LINHAS AEREAS INTELIGENTES S.A.
                       -----------------------------------
               (Exact Name of Issuer as Specified in its Charter)



                          Gol Intelligent Airlines Inc.
                          -----------------------------
                   (Translation of Issuer's name into English)



                                       ADS
                                       ---
                         (Title of Class of Securities)



                                    38045R107
                                    ---------
                                 (CUSIP Number)



                                December 31, 2005
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)


                                    --------


                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 38045R107                                           Page 2 of 6 Pages
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1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Gilder, Gagnon, Howe & Co. LLC
       13-3174112
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |_|
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3)     SEC USE ONLY

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4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                                5)     SOLE VOTING POWER

       NUMBER                          176,430
       OF                    ---------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        None
       EACH                  ---------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            None
                             ---------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       12,083,479
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,083,479
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |_|
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11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.5%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       BD
--------------------------------------------------------------------------------

                                  Schedule 13G
                                  ------------

Item 1(a).  Name of Issuer:

Gol Intelligent Airlines Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

Rua Tamoios 246
Jardim Aeroporto
Sao Paulo 04630
Brazil

Item 2(a).  Name of Person Filing:

Gilder, Gagnon, Howe & Co. LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

1775 Broadway, 26th Floor
New York, NY  10019

Item 2(c).  Citizenship:

New York

Item 2(d).  Title of Class of Securities:

ADS

Item 2(e).  CUSIP Number:

38045R107

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   [x]   Broker or Dealer Registered Under Section 15 of the Act
                        (15 U.S.C. 78o)

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c)

            (c)   |_|   Insurance Company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c)

            (d)   |_|   Investment Company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_|   Investment Adviser in accordance with ss.
                        240.13d-1(b)(1)(ii)(E)

            (f)   |_|   Employee benefit plan or endowment fund in accordance
                        with ss. 240.13d-1(b)(1)(ii)(F)

            (g)   |_|   Parent Holding Company or control person in accordance
                        with ss.240.13d-1(b)(ii)(G)

            (h)   |_|   Savings Association as defined in ss.3(b) of the Federal
                        Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_|   Church plan that is excluded from the definition of an
                        investment company under ss.3(c)(15) of the Investment
                        Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_|   Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a)         Amount beneficially owned:  12,083,479

            (b)         Percent of class:  5.5%

            (c)         Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:  176,430

                        (ii)  Shared power to vote or to direct the vote:  None

                        (iii) Sole power to dispose or to direct the disposition
                              of:  None

                        (iv) Shared power to dispose or to direct the disposition of: 12,083,479

            The shares reported include 11,113,393 shares held in customer accounts over which partners and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares, 793,656 shares held in accounts owned by the partners of the Reporting Person and their families, and 176,430 shares held in the account of the profit-sharing plan of the Reporting Person ("the Profit-Sharing Plan").

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

The owners of the accounts (including the Profit-Sharing Plan) in which the shares reported on this Schedule are held have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                      February 14, 2006
                                     --------------------------
                                          Date


                                      /s/ Walter Weadock
                                     --------------------------
                                          Signature


                                      Walter Weadock, Member
                                     --------------------------
                                          Name/Title